Exhibit 99.1

Gen. Howell M. Estes III Named Chair of Maxar Technologies Board of Directors

U.S. domestication on track to be completed on or about January 1, 2019

WESTMINSTER, CO, Dec. 13, 2018 /CNW/ - Maxar Technologies (NYSE:MAXR) (TSX:MAXR), a global technology innovator powering the new space economy, today announced that the Maxar Board of Directors has elected retired U.S. Air Force Gen. Howell M. Estes III as Chair, effective January 1, 2019, coincident with the Company's planned U.S. domestication. Estes, who has served as a director of the Maxar Board since the Company's acquisition of DigitalGlobe, succeeds Robert L. Phillips, who will continue to serve as a director of the Company.

"Howell's wealth of experience in service to the U.S. Government and his previous role as Chair of DigitalGlobe's Board make him the ideal choice to provide oversight and guidance for Maxar's next phase," said Maxar CEO Howard Lance.

"We are also very pleased that Bob Phillips will continue to serve on our Board. Bob provided more than a decade of invaluable service as a member of MacDonald, Dettwiler and Associates' Board of Directors and played a key role in the establishment of Maxar."

"I am honored to be elected as Chair of the Maxar Technolgoies Board of Directors," said Gen. Estes. "Maxar is a trusted partner to government and commercial customers around the world, and I look forward to guiding the Board as the Company moves forward and leverages its unique capabilities for growth."

Maxar has received all necessary approvals to complete its U.S. domestication to change the ultimate parent company of Maxar to become an entity incorporated under the laws of the State of Delaware in the United States of America. The U.S. domestication was overwhelmingly approved by Maxar shareholders at a special meeting held on November 16, 2018, and the Supreme Court of British Columbia approved the plan of arrangement on November 20, 2018, as subsequently amended and approved on December 6, 2018. Maxar anticipates that the U.S. domestication will be completed on or about January 1, 2019.

About Gen. Howell Estes
Howell Estes, of Colorado Springs, CO, has been director since October 5, 2017, previously Chair of the Board of DigitalGlobe from February 2011 and director from May 14, 2007. General Estes is the President of Howell Estes & Associates, Inc., a consulting firm, since 1998. Gen. Estes serves on the Board of Directors of Analytical Graphics, Inc., a software development company focused on air, land, sea and space support for commercial and government customers. From 1965 to 1998, he served in the U.S. Air Force. At the time of his retirement from the Air Force, he was Commander-in-Chief of the North American Aerospace Defense Command and the United States Space Command and also Commander of the Air Force Space Command. In addition to a Bachelor of Science Degree from the Air Force Academy, he holds a Master of Arts Degree in Public Administration from Auburn University and is a graduate of the Program for Senior Managers in Government at Harvard's JFK School of Government.

About Maxar Technologies
As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements
Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this release.  Such forward-looking statements include, but are not limited to, statements relating to the U.S. domestication and its timing, the required approvals and conditions precedent and other statements that are not historical facts.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this release. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: failure to obtain any required approvals in a timely manner; failure of the U.S. domestication to be completed for any reason (or to be completed in a timely manner); failure to achieve the perceived benefits of the U.S. domestication; the incurrence of costs associated therewith beyond those estimated; unanticipated adverse tax consequences; and the other risk factors and other disclosures about the Company and its business and the U.S. domestication included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities (including the management information circular filed for the meeting), which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this presentation or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this release as a result of new information or future events, except as may be required under applicable securities legislation.

Investor Relations Contact:
Jason Gursky
Maxar VP Investor Relations
1-303-684-2207
jason.gursky@maxar.com

Media Contact:
Turner Brinton
Maxar Media Relations
1-303-684-4545
turner.brinton@maxar.com

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SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/December2018/13/c5073.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 16:05e 13-DEC-18